UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30303 / December 12, 2012

In the Matter of	)
	)
WELLS FARGO BANK, N.A.	)
101 North Phillips Avenue	)
Sioux Falls, SD 57104	)
	)
ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.	)
401 South Tryon Street	)
Charlotte, NC 28202	)
	)
ALTERNATIVE STRATEGIES GROUP, INC.	)
401 South Tryon Street, TH 3	)
Charlotte, NC 28202	)
	)
FIRST INTERNATIONAL ADVISORS, LLC	)
30 Fenchurch Street	)
London, England	)
UK EC3M 3BD	)
	)
GALLIARD CAPITAL MANAGEMENT, INC.	)
800 LaSalle Avenue, Suite 1100	)
Minneapolis, MN 55402	)
	)
GOLDEN CAPITAL MANAGEMENT, LLC	)
5 Resource Square	)
Suite 400	)
10715 David Taylor Drive	)
Charlotte, NC 28262	)
	)
METROPOLITAN WEST CAPITAL MANAGEMENT, LLC	)
610 Newport Center Drive	)
Suite 1000	)
Newport Beach, CA 92660	)
	)
PEREGRINE CAPITAL MANAGEMENT, INC.	)
800 LaSalle Avenue, Suite 1850	)
Minneapolis, MN 55402	)
	)

WELLS CAPITAL MANAGEMENT INCORPORATED)
525 Market Street, 10th Floor)
San Francisco, California 94105)
)

WELLS FARGO FUNDS DISTRIBUTOR, LLC)
525 Market Street, 12th Floor)
San Francisco, California 94105)
)

WELLS FARGO FUNDS MANAGEMENT, LLC)
525 Market Street, 12th Floor)
San Francisco, California 94105)
)

(812-14074))
_____)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

Wells Fargo Bank, N.A. ("Wells Fargo Bank"), Alternative Strategies Brokerage Services, Inc., Alternative Strategies Group, Inc., First International Advisors, LLC, Galliard Capital Management, Inc., Golden Capital Management, LLC, Metropolitan West Capital Management, LLC, Peregrine Capital Management, Inc., Wells Capital Management Incorporated, Wells Fargo Funds Distributor, LLC, and Wells Fargo Funds Management, LLC (collectively, "Applicants") filed an application on August 31, 2012, and amended the application on September 21, 2012, requesting temporary and permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act") exempting Applicants and any other company of which Wells Fargo Bank is or hereafter becomes an affiliated person (together with Applicants, "Covered Persons") from section 9(a) of the Act with respect to an injunction entered by the United States District Court for the District of Columbia on September 20, 2012.

On September 21, 2012, the Commission issued a temporary conditional order exempting Applicants from section 9(a) of the Act with respect to the above-referenced injunction from September 20, 2012 until the Commission took final action on an application for a permanent order or, if earlier, November 16, 2012 (Investment Company Act Release No. 30210). On November 16, 2012, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 30266) until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application filed by Wells Fargo Bank et al. (File No. 812-14074), as amended, that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, entered by the United States District Court for the District of Columbia on September 20, 2012.

By the Commission.

                                        Elizabeth M. Murphy
                                           Secretary